Exhibit 99.1
FOR IMMEDIATE RELEASE

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	16 March 2011
SIMS METAL MANAGEMENT ANNOUNCES ACQUISITION OF
TWO EUROPEAN ELECTRONICS RECYCLERS
Sims Metal Management Limited (SimsMM) today announced that it has expanded its European operations in the electronics recycling market by acquiring two computer and information technology asset recovery companies, Dutch based Device and German company, ergoTrade.
The multi-site acquisitions are a further milestone in SimsMM’s commitment to extend the success of its ICT (information and communication technologies) asset recovery and lifecycle management business further into Europe. Device has operations in the Netherlands, Poland and the Czech Republic whilst ergoTrade has operations in Germany and Hungary.
Graham Davy, Chief Executive Officer of SimsMM’s global Sims Recycling Solutions division commented, “With these acquisitions, SimsMM will become the market leader in Germany for ICT asset recovery. Our unique setup of sites across Continental Europe will enable us to strengthen our service offerings to clients with multi-national responsibilities. The two businesses, Device and ergoTrade, bring expertise within their local and neighbouring markets and a number of synergies, which lead the field in providing solutions to the European WEEE Directive’s challenge of ‘reduce, re-use, recycle’.”
The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to SimsMM.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 240 facilities and 5,700 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Director — Communications & Public Relations
Tel: +1 212 500 7430